Ref.: File no. 82-4025

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

18,338,074 shares issued and outstanding

March 19, 2009

GLOBEX: Russian Kid Mine (Rocmec 1) Royalty First Gold Concentrate Shipped for Refining

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that Rocmec Mining Inc. (TSX-V, RMI) has announced the shipment of the first 290 kg's of gold concentrate from Globex's Russian Kid Mine (Rocmec 1) royalty property to the Johnson-Matthey refinery in Ontario. It was further announced that an additional shipment of concentrate will be sent this week and that as of March 2009, shipments of concentrate will be sent to the refinery twice monthly.

Romec also announced that a drill program will be undertaken on the Boucher gold structure between the 150 and 400 metre levels once drill contracts are finalized. Also a second thermal fracturing unit has been received and has started breaking ore at the mine.

Globex maintains a 5% Gross Metal Royalty on the first 25,000 ounces of gold produced from the mine and a 3% Gross Metal Royalty thereafter. The royalty is not subject to any costs whatsoever.

Globex is pleased that Rocmec has reached this milestone and looks forward to the possibility of a steady stream of gold royalty payments.

For further details please see Rocmec's press release dated March 18, 2009.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com